Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax : +91 22 3037 6622
www.reliancecommunications.co.in

RECEIVED

2008 JAN 17 A 7:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Exemption File No. 82 – 35005**

12th January, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

[redacted]

08000257

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters as per requirements of the Listing Agreement to the Stock Exchanges in India.

(1) Letter dated 11th January, 2008 intimating allotment of Start up Spectrum to the Company for GSM services.
(2) Letter dated 12th January, 2008 alongwith Compliance Report on Corporate Governance for the quarter ended 31st December, 2007.
(3) Letter dated 12th January, 2008 alongwith Shareholding pattern for the quarter ended 31st December, 2007.
(4) Letter dated 12th January, 2008 alongwith Free float indices for the quarter ended 31st December, 2007.
(5) Letter dated 12th January, 2008 alongwith Secretarial Audit Report for the quarter ended 31st December, 2007.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

**Hasit Shukla**
**Company Secretary**

PROCESSED
JAN 22 2008
THOMSON
FINANCIAL

RELIANCE Communications
Anil Dhirubhai Ambani Group

Exemption File No. 82-35005

**Reliance Communications Limited**
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

January 11, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
**BSE Scrip Code: 532712**

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
**NSE Symbol: RCOM**

Dear Sir,

We wish to inform you that the Ministry of Communications & IT, Government of India, has made allotment of Start up Spectrum to the Company for providing GSM services under the Unified Access Service Licenses (UASL).

This is in addition to our existing CDMA services. Accordingly, Reliance Communications Limited will, in due course, offer nation wide GSM services in addition to its existing CDMA services.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
**For Reliance Communications Limited**

Hasit Shukla
Company Secretary

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

Ref: SE/CC/03/2007-08

January 12, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
**BSE Scrip Code: 532712**

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
**NSE Symbol: RCOM**

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st December, 2007**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith a Compliance Report on Corporate Governance for the quarter ended 31st December, 2007.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

You are requested kindly take the same on your record.

Thanking You.

Yours faithfully
**For Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As above

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

## Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 31st December, 2007

| Particulars | Clause of Listing Agreement | Compliance status (Yes/No/N.A.) | Remarks |
|---|---|---|---|
| **I. Board of Directors** | 49 (I) | YES | |
| (A) Composition of Board | 49 (IA) | YES | |
| (B) Non-executive Directors' compensation & disclosures | 49 (IB) | YES | |
| (C) Other provisions as to Board and Committees | 49 (IC) | YES | |
| (D) Code of Conduct | 49 (ID) | YES | |
| **II. Audit Committee** | 49 (II) | YES | |
| (A) Qualified & Independent Audit Committee | 49 (IIA) | YES | |
| (B) Meeting of Audit Committee | 49 (IIB) | YES | |
| (C) Powers of Audit Committee | 49 (IIC) | YES | |
| (D) Role of Audit Committee | 49 II(D) | YES | |
| (E) Review of Information by Audit Committee | 49 (IIE) | YES | |
| **III. Subsidiary Companies** | 49 (III) | YES | |
| **IV. Disclosures** | 49 (IV) | YES | |
| (A) Basis of related party transactions | 49 (IV A) | YES | |
| (B) Disclosure of Accounting | 49 (IV B) | YES | |

| Particulars | Clause of Listing Agreement | Compliance status (Yes/No/N.A.) | Remarks |
|---|---|---|---|
| Treatment | | | |
| (C) Board Disclosures | 49 (IV C) | YES | |
| (D) Proceeds from public issues, rights issues, preferential issues etc. | 49 (IV D) | YES | |
| (E) Remuneration of Directors | 49 (IV E) | YES | |
| (F) Managemet | 49 (IV F) | YES | |
| (G) Shareholders | 49 (IV G) | YES | |
| **V. CEO/CFO Certification** | 49 (V) | YES | |
| **VI. Report on Corporate Governance** | 49 (VI) | YES | |
| **VII. Compliance** | 49 (VII) | YES | |

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Reliance Communications Limited

Date: 12th January, 2008

Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

Ref: SE/35/003/2007-08

January 12, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
**BSE Scrip Code: 532712**

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
**NSE Symbol: RCOM**

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 31st December, 2007**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st December, 2007.

Kindly take the same on record.

Yours faithfully
**For Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LIMITED

## I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE COMMUNICATIONS LIMITED

Scrip Code : BSE - 532712 NSE - RCOM | As on: 31st December, 2007

| Category Code | Category of Shareholder | No of Shareholders | Total No of Shares | Number of shares held in dematerilised Form | Total Shareholding as percentage of total number of shares | |
|---|---|---|---|---|---|---|
| | | | | | As a percentage of (A+B) | As a percentage of (A+B+C) |
| (A) | Shareholding of Promoter and Promoter Group | | | | | |
| (1) | Indian | | | | | |
| (a) | Individuals/Hindu Undivided Family | 11 | 9845089 | 9844989 | 0.49 | 0.48 |
| (b) | Central Government/State Governments | 0 | 0 | 0 | 0.00 | 0.00 |
| (c) | Bodies Corporate | 26 | 1354965971 | 1354944468 | 66.97 | 65.68 |
| (d) | Financial Institutions/Banks | 0 | 0 | 0 | 0.00 | 0.00 |
| (e) | Any Other (Specify) . | | | | | |
| | **Sub -Total (A)(1)** | 37 | 1364811060 | 1364789457 | 67.46 | 66.16 |
| (2) | Foreign | | | | | |
| (a) | Individuals(Non-Resident Individuals/Foreign Individuals) | 0 | 0 | 0 | 0.00 | 0.00 |
| (b) | Bodies Corporate | 0 | 0 | 0 | 0.00 | 0.00 |
| (c) | Institutions | 0 | 0 | 0 | 0.00 | 0.00 |
| (d) | Any Other (Specify) | 0 | 0 | 0 | 0.00 | 0.00 |
| | **Sub -Total (A)(2)** | 0 | 0 | 0 | 0.00 | 0.00 |
| | **Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)** | 37 | 1364811060 | 1364789457 | 67.46 | 66.16 |
| (B) | **Public Shareholding** | | | | | |
| (1) | **Institutions** | | | | | |
| (a) | Mutual Funds /UTI | 381 | 601 38 430 | 59663223 | 2.97 | 2.92 |
| (b) | Financial Institutions/Banks | 424 | 3624160 | 3500378 | 0.18 | 0.18 |
| (c) | Central Government/State Governments | 59 | 1069315 | 56256 | 0.05 | 0.05 |
| (d) | Venture Capital Funds | 0 | 0 | 0 | 0.00 | 0.00 |
| (e) | Insurance Companies | 22 | 112230822 | 112224243 | 5.55 | 5.44 |
| (f) | Foreign Institutional Investors | 705 | 223712696 | 223589677 | 11.06 | 10.84 |
| (g) | Foreign Venture Capital Investors | 0 | 0 | 0 | 0.00 | 0.00 |
| (h) | Any Other (Specify) | | | | | |
| | **Sub -Total (B)(1)** | 1591 | 4007 75 423 | 399033777 | 19.81 | 19.43 |
| (2) | **Non-Institutions** | | | | | |
| (a) | Bodies Corporate | 9333 | 47128127 | 46410487 | 2.33 | 2.28 |
| (b) | i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh. | 1948353 | 179998615 | 127408108 | 8.90 | 8.73 |
| | ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh. | 189 | 16932200 | 16288147 | 0.84 | 0.82 |
| (c) | Any Other (Specify) | | | | | |
| 1 | NRIs/OCBs | 18795 | 12887536 | 8443350 | 0.64 | 0.62 |
| 2 | Pending Confirmation* | 200 | 701295 | 0 | 0.03 | 0.03 |
| | **Sub -Total (B)(2)** | 1976870 | 257647773 | 198550092 | 12.73 | 12.49 |
| | **Total Public Shareholding B=(B)(1)+(B)(2)** | 1978461 | 6584 23 196 | 597583869 | 32.54 | 31.92 |
| | TOTAL (A) +(B) | 1978498 | 20232 34 256 | 1962373326 | 100.00 | 98.08 |
| (C) | **Shares held by Custodians and against which Depository Receipts have been issued** | 1 | 39637111 | 39637111 | 0.00 | 1.92 |
| | GRAND TOTAL (A)+(B)+(C) | 1978499 | 20628 71 367 | 2002010437 | 100.00 | 100.00 |

* Physical shares pending for demat confirmation ( Includes 6,92,366 shares alloted on 31.12.2007 on conversion of FCCBonds )

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

| Sr No | Name of the shareholder | No of shares | Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} |
|---|---|---|---|
| 1 | AAA Communication Private Limited | 1 30 81 10 172 | 63.41 |
| 2 | Reliance Capital Limited | 1 84 61 758 | 0.89 |
| 3 | Sonata Investments Limited | 1 37 75 000 | 0.67 |
| 4 | Reliance Innoventures Private Limited | 1 15 29 001 | 0.56 |
| 5 | Smt. Kokila D. Ambani | 46 65 227 | 0.23 |
| 6 | Hansdhwani Trading Company Pvt. Ltd | 30 00 040 | 0.15 |
| 7 | Shri Anil D. Ambani | 18 59 171 | 0.09 |
| 8 | Mast Jaianmol A. Ambani(through Father and natural guardian Shri Anil D. Ambani) | 16 69 759 | 0.08 |
| 9 | Smt. Tina A. Ambani | 16 50 832 | 0.08 |
| 10 | Reliance General Insurance Co Ltd | 90 000 | 0.00 |
| 11 | Mast Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani) | 100 | 0.00 |
| | TOTAL | 1 36 48 11 060 | 66.16 |

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 31.12.2007)

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

| Sr No | Name of the shareholder | No of shares | Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} |
|---|---|---|---|
| 1 | Life Insurance Corporation of India | 98150106 | 4.76 |
| 2 | Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders | 39637111 | 1.92 |
| | TOTAL | 137787217 | 6.68 |

Reliance Communications Limited

I(d) Statement showing details of locked -in shares

| Sr No | Name of the shareholder | No of locked-in shares | Locked-in shares as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above) |
|---|---|---|---|
| 1 | AAA Communication Private Limited | 205371142 | 9.96 |
| | TOTAL | 205371142 | 9.96 |

II(a) Statement showing details of Depository Receipts (DRs)

| Sr No | Type of outstanding DR (ADRs,GRDs, SDRs,etc.) | Number of outstanding DRs | No of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} |
|---|---|---|---|---|
| 1 | GDRs | 39637111 | 39637111 | 1.92 |
| | TOTAL | | 39637111 | 1.92 |

| Sr. No. | Name of the DR Holder | (ADRs,GRDs, SDRs,etc.) | outstanding DRs | number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} |
|---|---|---|---|---|
| 1 | Deutsche Bank Trust Company Americias , As despoistary for GDR Holders* | GDR | 39637111 | 1.92 |
| | TOTAL | | 39637111 | 1.92 |

* Name of individual GDR holders are not available.

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax : +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35065

January 12, 2008

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
**BSE Scrip Code: 532712**

Dear Sir,

**Sub: Free-float Indices**

We forward herewith Shareholding Pattern of the Company as of 31st December, 2007 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
**For Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As above

FORM A

# SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

**Name of the Company : RELIANCE COMMUNICATIONS LIMITED**

| | Scrip Code | 532712 | Quarter Ended 31st December, 2007 |
|---|---|---|---|
| Category Code | Category | No.of Shares Held | % of Shareholding |
| I | CONTROLLING/STRATEGIC HOLDINGS | | |
| A | BASED IN INDIA | | |
| 1 | Indian Individuals/HUFs & Relatives | 98 45 089 | 0.48 |
| 2 | Indian Corporate Bodies/ Trusts/ Partnerships | 1 32 26 39 213 | 64.12 |
| 3 | Persons Acting in Concert (also include Suppliers/ Customers) | 3 23 26 758 | 1.57 |
| 4 | Other Directors & Relatives (other than in 1 above) | 0 | 0.00 |
| 5 | Employee Welfare Trusts/ESOPs (already converted into shares but locked in) | 0 | 0.00 |
| 6 | Banks/Financial Institutions | 0 | 0.00 |
| 7 | Central/ State Govt. | 0 | 0.00 |
| 8 | Central/ State Govt. Institutions | 0 | 0.00 |
| 9 | Venture Funds/ Private Equity Funds | 0 | 0.00 |
| | **Sub Total A** | **1 36 48 11 060** | **66.16** |
| B | BASED OVERSEAS | | |
| 10 | Foreign Individuals (including FDI) | 0 | 0.00 |
| 11 | Foreign Corporate Bodies (including FDI) | 0 | 0.00 |
| 12 | Non Resident Indians (Individuals) | 0 | 0.00 |
| 13 | Non Resident Indian Corporate Bodies | 0 | 0.00 |
| | **Sub Total B** | 0 | **0.00** |
| C | GDRs/ADRs/ ADSs | 0 | 0.00 |
| | **Sub Total C** | 0 | **0.00** |
| D | OTHERS (Please specify here ____________) | 0 | 0.00 |
| | **Sub Total D** | 0 | **0.00** |
| E | ANY OTHER SHARES LOCKED-IN (except covered above) | 0 | 0.00 |
| | **Sub Total E** | 0 | **0.00** |
| | **Sub Total I** | **1 36 48 11 060** | **66.16** |

....contd

Reliance Communications Limited

| II | FREE FLOAT | No.of Shares Held | % of Shareholding |
|---|---|---|---|
| | | | |
| A | BASED IN INDIA | | |
| 1 | Indian Individuals/HUFs | 19 69 01 707 | 9.55 |
| 2 | Indian Corporate Bodies/Trusts/Partnerships | 4 71 28 127 | 2.28 |
| 3 | Independent Directors & Relatives | 2 798 | 0.00 |
| 4 | Present Employees | 26 310 | 0.00 |
| 5 | Banks/Financial Institutions | 38 58 073 | 0.19 |
| 6 | Central/State Govt. | 0 | 0.00 |
| 7 | Central/ State Govt. Institutions | 10 69 315 | 0.05 |
| 8 | Insurance Companies | 11 22 30 822 | 5.44 |
| 9 | Mutual Funds | 5 99 04 517 | 2.90 |
| 10 | Venture Funds/ Private Equity Funds | 0 | 0.00 |
| 11 | Customers | 0 | 0.00 |
| 12 | Suppliers | 0 | 0.00 |
| | Sub Total A | 42 11 21 669 | 20.41 |
| | | | |
| B | BASED OVERSEAS | | |
| 13 | Foreign Individuals | 0 | 0.00 |
| 14 | Foreign Corporate Bodies | 2 82 443 | 0.01 |
| 15 | Foreign Institutional Investors (SEBI-registered) | 22 37 12 696 | 10.84 |
| 16 | Non Resident Indians (Individuals) | 1 26 05 093 | 0.61 |
| 17 | Non Resident Indian Corporate Bodies | 0 | 0.00 |
| | Sub Total B | 23 66 00 232 | 11.47 |
| | | | |
| C | GDRs/ADRs/ADSs | 3 96 37 111 | 1.92 |
| | Sub Total C | 3 96 37 111 | 1.92 |
| | | | |
| D | OTHERS (Please specify here ______________ ) | | |
| | Pending confirmation | 7 01 295 | 0.03 |
| | Sub Total D | 7 01 295 | 0.03 |
| | | | |
| | Sub Total II | 69 80 60 307 | 33.84 |
| | | | |
| | Grand Total | 2 06 28 71 367 | 100.00 |

| BROAD SUMMARY OF HOLDINGS | No.of Shares Held | % of Shareholding |
|---|---|---|
| Total Controlling/ Strategic Holdings | 1 36 48 11 060 | 66.16 |
| Total Free-float | 69 80 60 307 | 33.84 |
| Grand Total | 2 06 28 71 367 | 100.00 |

| SUMMARY OF DOMESTIC/FOREIGN HOLDINGS | No.of Shares Held | % of Shareholding |
|---|---|---|
| Total Domestic Holding | 1 78 66 34 024 | 86.61 |
| Total Foreign Holding | 27 62 37 343 | 13.39 |
| Grand Total | 2 06 28 71 367 | 100.00 |

Reliance Communications Limited

# CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

| Name of the Company : RELIANCE COMMUNICATIONS LIMITED | | | | |
|---|---|---|---|---|
| | Scrip Code | 532712 | Quarter Ended | 31st December, 2007 |
| Sl.No. | Holders Name | No.of Shares Held | % of Shareholding | Category Code |
| 1 | SMT. KOKILA D. AMBANI | 46 65 227 | 0.23 | I-A-1 |
| 2 | SHRI ANIL D AMBANI | 18 59 171 | 0.09 | I-A-1 |
| 3 | MASTER JAIANMOL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani) | 16 69 759 | 0.08 | I-A-1 |
| 4 | SMT. TINA A AMBANI | 16 50 832 | 0.08 | I-A-1 |
| 5 | MASTER JAIANSHUL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani) | 100 | 0.00 | I-A-1 |
| 6 | RELIANCE INNOVENTURES PRIVATE LIMITED | 1 15 29 001 | 0.56 | I-A-2 |
| 7 | AAA COMMUNICATION PRIVATE LIMITED | 1 30 81 10 172 | 63.41 | I-A-2 |
| 8 | HANSDHWANI TRADING COMPANY PVT. LTD. | 30 00 040 | 0.15 | I-A-2 |
| 9 | RELIANCE CAPITAL LIMITED | 1 84 61 758 | 0.89 | I-A-3 |
| 10 | SONATA INVESTMENTS LIMITED | 1 37 75 000 | 0.67 | I-A-3 |
| 11 | RELIANCE GENERAL INSURANCE CO LTD | 90 000 | 0.00 | I-A-3 |
| | **Total** | **1 36 48 11 060** | **66.16** | |

FORM C

# FREE-FLOAT HOLDERS
## DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

**Name of the Company : RELIANCE COMMUNICATIONS LIMITED**

Scrip Code: 532712 — Quarter Ended: 31st December, 2007

| Sl.No. | Holders Name | No.of Shares Held | % of Shareholding | Category Code | Relationship, if any with anyone in I |
|---|---|---|---|---|---|
| 1 | LIFE INSURANCE CORPORATION OF INDIA | 9 81 50 106 | 4.76 | II-A-8 | NIL |
| 2 | DEUTSCHE BANK TRUST COMPANY AMERICAS | 3 96 37 111 | 1.92 | II-C | NIL |
| | Total | 13 77 87 217 | 6.68 | | |

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax : +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No.82-35005

January 12, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
**BSE Scrip Code: 532712**

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
**NSE Symbol: RCOM**

Dear Sir,

**Sub: Secretarial Audit Report for the quarter ended 31st December, 2007**

Pursuant to the Circular No.D&CC/FITIC/CIR –16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India, we forward herewith a Secretarial Audit Report dated 11th January, 2008 issued by M/s. Haribhakti & Co, Chartered Accountants for the quarter ended 31st December, 2007 as required.

Kindly take the same on record.

Yours faithfully
**For Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As above

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
GEETANJALI APARTMENT, FLAT NO. 6A, 6TH FLOOR, 8B, MIDDLETON STREET, KOLKATA-700 071. ✆ : 033-22296758 / 8936
FAX : 033-22264140/22165830 • E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

## SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Communications Limited** {formerly known as Reliance Communication Ventures Limited ( hereinafter referred to as the "Company")} and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

| | | |
|---|---|---|
| 1 | For Quarter Ended | **December 31, 2007** |
| 2 | ISIN | INE330H01018 |
| 3 | Face Value | Rs. 5/- per Equity Share |
| 4 | Name of the Company | Reliance Communications Limited |
| 5 | Registered Office Address | H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 |
| 6 | Correspondence Address | H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 |
| 7 | Telephone & Fax Nos. | Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622 |
| 8 | Email address | hasit.shukla@relianceada.com |
| 9 | Names of the Stock Exchanges where the company's securities are listed | 1. Bombay Stock Exchange Limited<br>2. National Stock Exchange of India Limited. |

| | | Number of Shares | % of Total Issued Cap |
|---|---|---|---|
| 10 | Issued Capital | 206 28 71 367 | 100.000 |
| 11 | Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)* | 206 28 71 367 | 100.000 |
| 12 | Held in dematerialised form in CDSL | 2 57 61 544 | 01.249 |
| 13 | Held in dematerialised form in NSDL | 197 62 48 893 | 95.801 |
| 14 | Physical | 6 08 60 930 | 02.950 |
| 15 | Total No. of Shares (12+13+14) | 206 28 71 367 | 100.000 |

16 Reasons for difference if any, between:

| | |
|---|---|
| a) (10&11): | NA |
| b) (10&15): | NA |
| c) (11&15): | NA |

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

| Particulars*** | No. of Shares. | Applied / Not Applied for listing | Listed on Stock Exchanges (Specify Names) | Whether intimated to CDSL | Whether intimated to NSDL | In-prin. appr. Pending from SE (Specify Names) |
|---|---|---|---|---|---|---|
| Conversion of FCCB's | 48 03 928 | Applied | BSE / NSE | Yes | Yes | NA |
| Conversion of FCCB's | 27 72 443 | Applied | BSE / NSE | Yes | Yes | NA |

| | | | | | | |
|---|---|---|---|---|---|---|
| Conversion of FCCB's | 46 75 242 | Applied | BSE / NSE | Yes | Yes | NA |
| Conversion of FCCB's | 7 15 445 | Applied | BSE / NSE | Yes | Yes | NA |
| Conversion of FCCB's | 9 73 838 | Applied | BSE / NSE | Yes | Yes | NA |
| Conversion of FCCB's | 25 39 513 | Applied | BSE / NSE | Yes | Yes | NA |
| Conversion of FCCB's | 2 06 602 | Applied | BSE / NSE | Yes | Yes | NA |
| Conversion of FCCB's | 8 77 000 | Applied | BSE / NSE | Yes | Yes | NA |
| Conversion of FCCB's | 6 92 366 | Applied | BSE / NSE | Yes | Yes | Received on 4th January 2008 |

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

| Total No. of demat requests | No. of requests | No. of shares | Reasons for delay |
|---|---|---|---|
| Confirmed after 21 Days | 17 | 1 120 | Delay in receipt of Physical DRFs & Share Certificates from DP. |
| | 36 | 2 217 | Rejected since Physical DRFs & Share Certificates not received from DP within 30 days. |
| **Total** | 53 | 3 337 | |
| Pending for more than 21 days | 0 | 0 | Non-receipt of Physical DRFs & Share Certificates from DP |
| **Total** | 0 | 0 | |

22 Name, Telephone & Fax No. of the Compliance Officer of the Co. — Shri Hasit Shukla<br>Tel No.: 022 - 3038 6286<br>Fax No.: 022 - 3037 6622

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor — Haribhakti & Co.<br>Chartered Accountants<br>42, Free Press House,<br>215, Nariman Point,<br>Mumbai - 400 021<br>Tel.: 022 6639 1101-4<br>Fax : 022 2285 6237

24 Appointment of common agency for share registry work if yes (name & address) — Karvy Computershare Pvt. Ltd.<br>Plot No. 17-24, Vittal Rao Nagar<br>Madhapur<br>Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

BHUPENDRA BANGAR
PARTNER
M. No.: 42320

END

Mumbai, 11th January 2008

CERTIFIED TRUE COPY
FOR RELIANCE COMMUNICATIONS LIMITED

COMPANY SECRETARY